EXHIBIT 99.1

Nevada Chemicals, Inc.

News Release

FOR IMMEDIATE RELEASE:  May 2, 2008

CONTACT:	John T. Day, President/CEO
Kevin L. Davis, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 1st Quarter 2008 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS: NCEM), today announced earnings for the first quarter ended March 31, 2008.  The Company had net income of $949,000 or $0.14 a share compared to $777,000 or $0.11 per share in the first quarter of 2007.  The increase in earnings is due primarily to increased earnings from our joint venture Cyanco.

The Company’s income before taxes increased $487,000, or 51% to $1,449,000 as compared to $962,000 during the same period in 2007.  The Company realized a reduction in our tax provision in the first quarter of 2007, as a result of reducing its reserve for estimated Canadian tax liability as compared to the statutory rate that was applied in the current period income.

“We are pleased with our first quarter results and the increase in product sales through our joint venture, Cyanco.  We continue to see strong gold prices, which in general encourage additional activities in the mining industry,” said Day.  “We have seen an increase in our spot or short term contract sales, which seem to be indicative of the strengthened gold values as well.”

The Company anticipates continued volatility in the cost of raw materials and continues to work on implementing engineered solutions that can reduce our raw material consumption and increase our overall throughput at Cyanco.  Nevada Chemicals continues to explore new research and development activities that can improve the process efficiencies at Cyanco.  We continue to see large capital investments by mining operations within the Cyanco region, which is indicative of mines strategies to take advantage of the strong gold prices.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and Evonik Corporation.  Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 18 years.

NEVADA CHEMICALS, INC.

CERTAIN STATEMENT OF OPERATIONS

AND BALANCE SHEET DATA

	Quarters Ended March 31,
	2008	2007
Revenues and Equity in Earnings of Joint Venture	$1,604,000	$1,096,000

Income before provision for income taxes	$1,449,000	$962,000

Net Income	$949,000	$777,000

Earnings per Common Share, Assuming Dilution	$0.14	$0.11

Stockholders’ Equity	$25,967,000	$23,328,000

Total Assets	$28,387,000	$25,812,000

Weighted Average Common Shares Outstanding- Diluted	6,989,638	6,999,548